UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-U

CURRENT REPORT

Pursuant to Regulation A of the Securities Act of 1933

March 27, 2025

(Date of Report -Date of earliest event reported)

Roots Real Estate Investment Community I, LLC

(Exact name of issuer as specified in its charter)

Georgia	86-2608144
(State or other jurisdiction of organization)	(IRS Employer Identification No.)

1344 La France Street NE, Atlanta, GA	30307
(Address of principal executive offices)	(ZIP Code)

(404)-732-5910

(Issuer’s telephone number, including area code)

Units

(Title of each class of securities issued pursuant to Regulation A)

Item 1. Fundamental Changes

Property Acquisitions

On March 27, 2025, Roots Real Estate Investment Community I, LLC (the “Company”) completed the acquisition of the following five (5) curated properties from our sponsor, Seed InvestCo, LLC, that were previously wholly owned by Flipside 4, LLC:

Property Address:	3119 Panthers Trace Decatur GA 30034
Description:	This 1,364-square-foot townhome was built in 2001, has 2 bedrooms and 2.5 bathrooms, and sits on approximately 0.15 acres.
Purchase Price by Roots:	$185,000 allocated purchase price
Current Market Value:	$190,000
Property Address:	6334 Wellington Walk Way Lithonia GA 30058
Description:	This 1,055-square-foot townhome was built in 2005, has 2 bedrooms and 1.5 bathrooms, and sits on approximately 0.04acres.
Purchase Price by Roots:	$175,000 allocated purchase price
Current Market Value:	$195,000
Property Address:	5573 Wells Circle Stone Mountain GA 30087
Description:	This 1,160-square-foot townhome was built in 1986, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.05acres.
Purchase Price by Roots:	$185,000 allocated purchase price
Current Market Value:	$200,000
Property Address:	3609 Ginnis Road SW Unit 2 Atlanta GA 30331
Description:	This 1,292-square-foot townhome was built in 2004, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.02 acres.
Purchase Price by Roots:	$150,000 allocated purchase price
Current Market Value:	$155,000
Property Address:	3612 Ginnis Circle SW Unit 2 Atlanta GA 30331
Description:	This 1,292-square-foot townhome was built in 2004, has 3 bedrooms and 2.5 bathrooms, and sits on approximately 0.02 acres.
Purchase Price by Roots:	$150,000 allocated purchase price
Current Market Value:	$155,000

Item 1. Fundamental Changes

Property Acquisitions

On March 31, 2025, the Company completed the acquisition of the following four (4) curated properties from our sponsor that were previously wholly-owned by our sponsor:

Property Address:	4236 Glenhaven Drive Decatur, GA 30035
Description:	This 1,129-square-foot single-family home, built in 1956, has 3 bedrooms and 2 bathrooms and sits on approximately 1.3 acres.
Purchase Price by Roots:	$250,000 allocated purchase price
Current Market Value:	$278,000
Property Address:	5799 Redan Road Stone Mountain, GA 30088
Description:	This 1,045-square-foot single-family home was built in 1946. It has 3 bedrooms, and 1 bathroom, and sits on approximately 0.57 acres.
Purchase Price by Roots:	$218,500 allocated purchase price
Current Market Value:	$246,000
Property Address:	924 Lake Drive Terrace Stone Mountain, GA 30088
Description:	This 1,440-square-foot single-family home was built in 1992. It has 3 bedrooms, and 2 bathrooms, and sits on approximately 0.19 acres.
Purchase Price by Roots:	$220,000 allocated purchase price
Current Market Value:	$285,000
Property Address:	1978 Wellbourne Drive Atlanta GA 30324
Description:	This two-story, garden-style apartment building was built in 1960. It consists of 8 units of 1 bedroom and 1 bathroom with approximately 6,000-square-feet.
Purchase Price by Roots:	$1,450,000 allocated purchase price
Current Market Value:	$1,550,000

Item 1. Fundamental Changes

Property Acquisitions

On March 31, 2025, the Company completed the acquisition of the following forty-seven (47) curated properties from our sponsor, through the purchase of 47 BTR Augusta, LLC which was previously wholly-owned by our sponsor:

Property Addresses:

100 Downsbury Road Grovetown, GA 30813

102 Downsbury Road Grovetown, GA 30813

104 Downsbury Road Grovetown, GA 30813

106 Downsbury Road Grovetown, GA 30813

110 Downsbury Road Grovetown, GA 30813

112 Downsbury Road Grovetown, GA 30813

114 Downsbury Road Grovetown, GA 30813

116 Downsbury Road Grovetown, GA 30813

120 Downsbury Road Grovetown, GA 30813

122 Downsbury Road Grovetown, GA 30813

124 Downsbury Road Grovetown, GA 30813

126 Downsbury Road Grovetown, GA 30813

128 Downsbury Road Grovetown, GA 30813

130 Downsbury Road Grovetown, GA 30813

136 Downsbury Road Grovetown, GA 30813

138 Downsbury Road Grovetown, GA 30813

140 Downsbury Road Grovetown, GA 30813

142 Downsbury Road Grovetown, GA 30813

144 Downsbury Road Grovetown, GA 30813

146 Downsbury Road Grovetown, GA 30813

150 Downsbury Road Grovetown, GA 30813

152 Downsbury Road Grovetown, GA 30813

154 Downsbury Road Grovetown, GA 30813

156 Downsbury Road Grovetown, GA 30813

158 Downsbury Road Grovetown, GA 30813

160 Downsbury Road Grovetown, GA 30813

2201 Perrins Lane Grovetown, GA 30813

2203 Perrins Lane Grovetown, GA 30813

2205 Perrins Lane Grovetown, GA 30813

2207 Perrins Lane Grovetown, GA 30813

2209 Perrins Lane Grovetown, GA 30813

2211 Perrins Lane Grovetown, GA 30813

2219 Perrins Lane Grovetown, GA 30813

2221 Perrins Lane Grovetown, GA 30813

2223 Perrins Lane Grovetown, GA 30813

2225 Perrins Lane Grovetown, GA 30813

2231 Perrins Lane Grovetown, GA 30813

2233 Perrins Lane Grovetown, GA 30813

2235 Perrins Lane Grovetown, GA 30813

2239 Perrins Lane Grovetown, GA 30813

700 Chatsworth Way Grovetown, GA 30813

702 Chatsworth Way Grovetown, GA 30813

704 Chatsworth Way Grovetown, GA 30813

710 Chatsworth Way Grovetown, GA 30813

712 Chatsworth Way Grovetown, GA 30813

714 Chatsworth Way Grovetown, GA 30813

716 Chatsworth Way Grovetown, GA 30813

Description:	47 BTR Augusta, LLC consists of 47 single-family homes each with 3 bedrooms and 2 bathrooms, and sits on approximately 2 acres.
Purchase Price by Roots:	$10,900,000 allocated purchase price
Current Market Value:	$11,883,000

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Roots Real Estate Investment Community I, LLC

Roots REIT Management, LLC
Manager

/s/ Larry Dorfman
Larry Dorfman
Manager

/s/ Daniel Dorfman
Daniel Dorfman
Manager

Date: 03/31/2025

Safe Harbor Statement

This Current Report on Form 1-U contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, and descriptions of goals and objectives. You can identify these forward-looking statements by the use of words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “could,” “seeks,” “projects,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative version of these words or other comparable words, which generally are not historical in nature. These statements are not guarantees of future performance and involve certain risks, uncertainties and assumptions that are difficult to predict. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, international, regional and local economic and political climates, (ii) changes in global financial markets and interest rates, (iii) increased or unanticipated competition for our properties, (iv) risks associated with acquisitions, dispositions and development of properties, (v) maintenance of real estate investment trust status, tax structuring, and changes in income tax laws and rates, (vi) availability of financing and capital, the levels of debt that the Company maintain and its credit rating, (vii) risks of pandemics such as COVID-19, including escalations of outbreaks and mitigation measures imposed in response thereto, (viii) environmental uncertainties, including risks of natural disasters, and (ix) those additional factors described under the section entitled “Risk Factors” in the Company’s offering circular, dated March 27, 2024 and filed by us with the Securities and Exchange Commission (the “Commission”) on March 27, 2024, as supplemented (the “Offering Circular”), as such factors may be updated from time to time in the Company’s subsequent filings with the Commission, which are accessible on the Commission’s website at www.sec.gov. In addition, past performance is not indicative of future results. Accordingly, there are or will be important factors that could cause actual outcomes or results to differ materially from those indicated in these statements. These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Company’s filings with the Commission. The Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.